Exhibit 99.1

Envigado, May 29, 2025

CULMINATION OF THE PROCESS FOR THE CANCELLATION OF BDRs AND SALE OF ORDINARY SHARES ON THE COLOMBIA STOCK EXCHANGE.

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company” or “Éxito”), in line with what was disclosed on Abril 17, 2025 (the “Initial Notice”) and May 23, 2025, informs its shareholders and the market in general that, according to confirmation from Itau Unibanco S.A. as depositary of the Company’s BDRs Program, today the Colombian Stock Exchange (“BVC”) completed the sale of the ordinary shares corresponding to the Company’s remaining float in Brazil. Thus, on May 27, 2025, once the sale procedure indicated in item 3.2 of the Initial Notice (the “Sale Procedure”) was initiated, the totality of the 30,833.744 Company’s ordinary shares underlying the BDRs subject to such procedure, whose average value per share at which the holders in Brazil will be paid will be confirmed by Itaú Unibanco S.A. once the transfer of the proceeds to that country is completed, deducting the respective costs and expenses attributable to the transaction.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.